FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 17, 2021 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the third quarter and nine months ended September 30, 2021.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 17, 2021	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

ATHENS, GREECE, November 17, 2021 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported net income of $14.7 million and net income attributed to common stockholders of $13.3 million for the third quarter of 2021. This compares to a net loss of $13.2 million and a net loss attributed to common stockholders of $14.6 million, including a $6.8 million impairment loss, reported in the third quarter of 2020.
Time charter revenues were $57.3 million for the third quarter of 2021, compared to $42.3 million for the same quarter of 2020. The increase in time charter revenues was mainly due to increased average time charter rates that the Company achieved for its vessels during the quarter. This increase was partly offset by decreased revenues due to decreased ownership days compared to last year, resulting from the sale of vessels.
Net income for the nine months ended September 30, 2021 amounted to $16.3 million and net income attributed to common stockholders amounted to $11.9 million, including a $1.4 million gain on sale of vessels. This compares to a net loss of $126.8 million and net loss attributed to common stockholders of $131.1 million, including a $102.5 million impairment loss and $1.1 million loss on sale of vessels, for the same period of 2020. Time charter revenues were $145.4 million for the nine months ended September 30, 2021, compared to $127.1 million for the same period of 2020.

	Fleet Employment Profile (As of November 16, 2021)
	Diana Shipping Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	10 Panamax Bulk Carriers
1	PROTEFS	A	$10,650	5.00%	Reachy International (HK) Co., Limited	8-Feb-21	10-Mar-22 - 20-May-22
	2004 73,630
2	CALIPSO	A	$10,400	5.00%	Viterra Chartering B.V., Rotterdam	22-Jan-21	29-Nov-21 - 15-Dec-21	1
	2005 73,691
-	NAIAS	A	$23,250	5.00%	AS Klaveness Chartering, Oslo	21-Jun-21	19-Jul-21	2
	2006 73,546
3	MELIA		$25,750	5.00%	Viterra Chartering B.V., Rotterdam	11-Jun-21	7-Apr-22 - 7-Jun-22
	2005 76,225
4	ARTEMIS		$10,250	5.00%	Glencore Agriculture B.V., Rotterdam	30-Nov-20	5-Jan-22 - 30-Mar-22
	2006 76,942
5	LETO		$9,000	4.75%	Cargill International S.A., Geneva	21-May-20	3-Oct-21
			$25,500	5.00%	Aquavita International S.A.	3-Oct-21	1-Feb-23 - 15-Apr-23
	2010 81,297
6	SELINA	B	$11,000	5.00%	ST Shipping and Transport Pte. Ltd., Singapore	5-Jul-20	2-Sep-21
			$26,500	5.00%	ASL Bulk Shipping HK Limited	2-Sep-21	15-Jun-22 - 15-Sep-22
	2010 75,700
7	MAERA	B	$8,600	5.00%	Ausca Shipping Limited, Hong Kong	11-Jun-20	18-Sep-21
			$26,000	5.00%	ASL Bulk Shipping HK Limited	18-Sep-21	1-Oct-22 - 15-Dec-22
	2013 75,403
8	ISMENE		$16,500	5.00%	Tongli Shipping Pte. Ltd.	11-Mar-21	25-Nov-21 - 15-Dec-21	1
	2013 77,901
9	CRYSTALIA	C	$8,750	5.00%	Glencore Agriculture B.V., Rotterdam	22-May-20	21-Sep-21
			$26,100	5.00%	Uniper Global Commodities SE, Düsseldorf	21-Sep-21	1-Oct-22 - 15-Dec-22
	2014 77,525
10	ATALANDI	C	$9,300	5.00%	Uniper Global Commodities SE, Düsseldorf	14-Jun-20	5-Oct-21
			$24,500	4.75%	Aquavita International S.A.	5-Oct-21	15-Feb-23 - 30-Apr-23
	2014 77,529
	6 Kamsarmax Bulk Carriers
11	MAIA	D	$25,000	5.00%	Viterra Chartering B.V., Rotterdam	20-Jun-21	1-May-22 - 30-Jun-22	3
	2009 82,193
12	MYRSINI	D	$27,750	5.00%	Bocimar International N.V.	11-May-21	15-Nov-21
			$22,000	4.75%	Cargill International S.A., Geneva	15-Nov-21	1-Dec-22 - 31-Jan-23
	2010 82,117
13	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	19-Nov-20	10-Jan-22 - 20-Mar-22
	2010 82,194

14	MYRTO	D	$10,000	4.75%	Cargill International S.A., Geneva	3-Apr-20	10-Sep-21
			$28,500	5.00%	Solebay Shipping Transocean Company Limited
	2013 82,131					10-Sep-21	15-Aug-22 - 15-Oct-22
15	ASTARTE		$25,000	5.00%	Mitsui O.S.K. Lines Ltd.	20-May-21	29-Nov-21 - 15-Dec-21	1
	2013 81,513
16	MAGNOLIA		-	-	-	-	- - -	4
	tbr. LEONIDAS P. C.
	2011 82,165
	5 Post-Panamax Bulk Carriers
17	ALCMENE		$8,500	4.75%	Cargill International S.A., Geneva	2-Apr-20	28-Jul-21	5
			$25,500	5.00%	Refined Success Limited	28-Jul-21	20-Nov-21	6,7
	2010 93,193
18	AMPHITRITE	E	$30,000	5.00%	Jera Global Markets Pte. Ltd.	6-Jun-21	2-Jul-21	8
			$30,250	5.00%	Jera Global Markets Pte. Ltd.	23-Jul-21	13-Sep-21
			$27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13-Sep-21	15-Oct-22 - 15-Dec-22
	2012 98,697
19	POLYMNIA	E	$12,100	5.00%	CLdN Cobelfret SA, Luxembourg	22-Nov-20	28-Nov-21 - 25-Dec-21	1,9
	2012 98,704
20	ELECTRA	F	$21,000	5.00%	Tongli Shipping Pte. Ltd.	28-Apr-21	10-Feb-22 - 10-Apr-22
	2013 87,150
21	PHAIDRA	F	$9,400	5.00%	Uniper Global Commodities SE, Düsseldorf	29-May-20	15-Jul-21
			$27,000	5.00%	Refined Success Limited	15-Jul-21	2-Sep-21
			$28,000	5.00%	Uniper Global Commodities SE, Düsseldorf	2-Sep-21	1-Jul-22 - 15-Sep-22
	2013 87,146
	12 Capesize Bulk Carriers
22	ALIKI		$20,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Mar-21	15-Jan-22 - 15-Mar-22
	2005 180,235
23	BALTIMORE		$13,000	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Dec-20	27-Sep-21
			$56,000	4.75%	Olam International Limited, Singapore	27-Sep-21	27-Dec-21	10
	2005 177,243
24	SALT LAKE CITY		$13,000	5.00%	C Transport Maritime Ltd., Bermuda	9-Jan-21	1-Apr-22 - 30-Jun-22
	2005 171,810
25	SEMIRIO	G	$13,500	5.00%	SwissMarine Pte. Ltd., Singapore	1-Jan-21	30-Nov-21 - 20-Dec-21	1
	2007 174,261
26	BOSTON	G	$25,500	5.00%	C Transport Maritime Ltd., Bermuda	16-Jun-21	15-Apr-22 - 15-Jun-22
	2007 177,828
27	HOUSTON	G	$6,250	5.00%	C Transport Maritime Ltd., Bermuda	13-Apr-20	13-May-20
			$12,400	5.00%		13-May-20	30-Aug-21
	2009 177,729		$27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Aug-21	15-Jul-22 - 15-Oct-22

28	NEW YORK	G	$14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	16-Apr-22 - 30-Jun-22
	2010 177,773
29	SEATTLE	H	$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	1-Dec-21 - 31-Dec-21	1
	2011 179,362
30	P. S. PALIOS	H	$26,500	4.75%	Olam International Limited, Singapore	5-Jun-21	15-Feb-22 - 15-Apr-22
	2013 179,134
31	G. P. ZAFIRAKIS	I	$13,200	5.00%	Koch Shipping Pte. Ltd., Singapore	31-May-20	28-Nov-21 - 31-Dec-21	1
	2014 179,492
32	SANTA BARBARA	I	$17,250	4.75%	Cargill International S.A., Geneva	9-Jan-21	5-Jan-22 - 5-Mar-22
	2015 179,426
33	NEW ORLEANS		$15,500	5.00%	Nippon Yusen Kabushiki Kaisha	3-Dec-20	25-Jan-22 - 25-Mar-22
	2015 180,960
	4 Newcastlemax Bulk Carriers
34	LOS ANGELES	J	$14,250	5.00%	Engelhart CTP Freight (Switzerland) SA	6-Jun-20	27-Nov-21 - 31-Dec-21	1
	2012 206,104
35	PHILADELPHIA	J	$28,500	5.00%	Classic Maritime Inc.	22-Apr-21	1-Mar-22 - 1-May-22
	2012 206,040
36	SAN FRANCISCO	K	$17,750	5.00%	Olam International Limited, Singapore	11-Feb-21	27-May-21
			$24,700	5.00%		27-May-21	15-Jan-22 - 15-Mar-22	11
	2017 208,006
37	NEWPORT NEWS	K	$18,400	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Sep-20	25-Nov-21 - 30-Dec-21	1
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Based on latest information.
2 Vessel sold and delivered to her new owners on July 30, 2021.
3 Vessel off-hire for about 29 days.
4 Expected date of delivery to the Company on February 28, 2022.
5 Charterers have agreed to pay the weighted average of the Baltic Panamax 5 T/C routes, as published by the Baltic Exchange on July 2, 2021 for the excess period commencing from July 2, 2021 till July 28, 2021.

6 Redelivery date based on an estimated time charter trip duration of about 115 days.
7 Charterers will compensate owners with hire equal to the average of BPI P3A_82 route for the overrun days and paid pro rata until the actual redelivery date and time of the vessel back to owners and only in case the BPI P3A_82 route for the overrun days is higher than current hire rate i.e. USD25,500 otherwise current hire rate to remain for that day.

8 Vessel on scheduled drydocking from July 2, 2021 to July 23, 2021.
9 Vessel on scheduled drydocking from July 15, 2021 to August 3, 2021.
10 Redelivery date based on an estimated time charter trip duration of about 90 days.
11 Vessel currently off hire for drydocking.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$57,284	$42,341	$145,358	$127,076
Voyage expenses	677	2,944	4,749	10,505
Vessel operating expenses	18,832	21,318	56,563	63,441
Net income/(loss)	14,733	(13,151)	16,254	(126,767)
Net income/(loss) attributed to common stockholders	13,291	(14,593)	11,927	(131,094)
FLEET DATA
Average number of vessels	36.3	40.4	37.2	41.1
Number of vessels	36.0	40.0	36.0	40.0
Weighted average age of vessels	10.5	10.0	10.5	10.0
Ownership days	3,342	3,719	10,143	11,251
Available days	3,302	3,670	10,055	10,695
Operating days	3,253	3,572	9,945	10,410
Fleet utilization	98.5%	97.3%	98.9%	97.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$17,143	$10,735	$13,984	$10,900
Daily vessel operating expenses (2)	$5,635	$5,732	$5,577	$5,639

Non-GAAP Measures
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, November 17, 2021.
Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.
A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13724413.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
REVENUES:
Time charter revenues	$57,284	$42,341	$145,358	$127,076
EXPENSES:
Voyage expenses	677	2,944	4,749	10,505
Vessel operating expenses	18,832	21,318	56,563	63,441
Depreciation and amortization of deferred charges	10,263	9,399	30,403	32,682
General and administrative expenses	7,153	9,463	21,062	25,748
Management fees to related party	340	497	1,194	1,511
Vessel impairment charges	-	6,832	-	102,525
(Gain)/loss on sale of vessels	(1,564)	7	(1,360)	1,085
Other loss	304	271	300	129
Operating income/(loss)	$21,279	$(8,390)	$32,447	$(110,550)

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(5,681)	(4,874)	(15,022)	(16,883)
Interest income	29	55	79	694
(Loss)/gain on extinguishment of debt	(822)	374	(980)	374
Loss from equity method investment	(72)	(316)	(270)	(402)
Total other expenses, net	$(6,546)	$(4,761)	$(16,193)	$(16,217)

Net income/(loss)	$14,733	$(13,151)	$16,254	$(126,767)
Dividends on series B preferred shares	(1,442)	(1,442)	(4,327)	(4,327)
Net income/(loss) attributed to common stockholders	13,291	(14,593)	11,927	(131,094)
Earnings/(loss) per common share, basic	$0.17	$(0.17)	$0.15	$(1.53)

Earnings/(loss) per common share, diluted	$0.16	$(0.17)	$0.14	$(1.53)
Weighted average number of common shares, basic	78,687,020	85,745,586	81,408,637	85,923,171

Weighted average number of common shares, diluted	83,329,718	85,745,586	84,633,560	85,923,171

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Net income/(loss)	$14,733	$(13,151)	$16,254	$(126,767)
Other comprehensive loss (Actuarial loss)	-	(6)	-	(20)
Comprehensive income/(loss)	$14,733	$(13,157)	$16,254	$(126,787)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	September 30, 2021	December 31, 2020*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$146,249	$82,909
Other current assets	14,737	41,752
Vessels, net	682,133	716,178
Other fixed assets, net	25,940	21,704
Other non-current assets	9,753	9,867
Total assets	$878,812	$872,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$434,728	$420,314
Other liabilities	28,183	23,526
Total stockholders' equity	415,901	428,570
Total liabilities and stockholders' equity	$878,812	$872,410

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Net cash provided by/(used in) operating activities	$30,047	$(430)	$57,489	$11,307
Net cash provided by investing activities	5,990	13,862	28,065	11,598
Net cash used in financing activities	$(44,783)	$(24,736)	$(22,214)	$(60,807)